Rockwell provides feedback on successful implementation of strategic projects at Saxendrift

May 21, 2012 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce the successful completion of two strategic projects, namely the new in-field screen and the bulk x-ray and single particle sorter plant at its Saxendrift mine which is known for its high value gem quality diamonds. These were the first capital projects approved by the Board for implementation by the new management team in support of the diamond value management principles that underpin Rockwell’s strategic growth path.

In-Field Screen

The first of a series of strategic projects, the in-field screen at Saxendrift which was commissioned in order to address the high sand content in the gravel that was impacting the mine’s ability to achieve its productions targets. In July 2011, following an evaluation of the available technologies to process the sand rich gravels, which were often damp, the Board approved the replacement of Saxendrift’s in-field screen with new fit for purpose technology.

The new 3.0m x 8.0m Dabmar Bivitec screen is designed to treat gravels with a high sand and moisture content at the required processing rates. The project, which included a magnetic scalping plant, came in under budget and has been delivering the anticipated benefits for the past four months. The screen is running in excess of 95% efficiency notwithstanding the fact that it is operating at 17% above its design throughput. Since the new plant came on stream in November 2011, the mine has been able to increase its processing capacity by 30% although increasing the bottom cut-off and the implementation of continuous operations (“contops”) also had a significant impact.

“Another meaningful positive impact of the new in-field screen is enhanced pan plant efficiency. This is due to the higher quality gravels, cleared of excess sand and small particles being fed into the plant,” explained James Campbell, CEO of Rockwell. “We are now also in a position to consider mining certain blocks that have a higher sand content, that could previously not be processed and have the potential to increase the life of mine at Saxendrift.”

Commenting further on the strategic importance of this project, James Campbell, CEO of Rockwell added that: “The new in-field screen, along with contops and a change in the bottom cut-off has enabled us to increase our monthly volume throughput by over 30% whilst maintaining our operating costs at the same level as a year ago. This is despite the significant rise in fuel prices, a wage increase and an ageing mining fleet requiring greater maintenance. Based on the results of this project, the technology will be incorporated into the mines which we are planning to build at our Middle Orange River projects to grow our production profile.”

Bulk x-ray system

The commissioning of the bulk x-ray technology that was approved by the Board in September 2011 was completed to scope and on budget in mid April 2012 with very encouraging results so far. This strategic initiative is based on a high throughput Bourevestnik (BV) sorter and one BV single particle sorter and is aimed at improving concentrate efficiency and final sorting of diamond bearing ore with a total capital cost of $1.5 million. Having started processing old recovery tailings at Saxendrift on 16 April 2012, a total of 316 stones totalling 1,109 carats have been recovered in the first four weeks of production. This includes 14 stones exceeding 10 carats with the largest weighing 52.67 carats.

This project has been scoped as a ‘Proof of Concept’ testplan, which if successful could be applied to Rockwell’s other, as yet undeveloped, Middle Orange properties.

The project programme includes sampling of recovery and pan plant tailings. Once complete, the 100 tph plant will be used to bulk sample the gravels from the Jasper Mine, subject to the acquisition proceeding as planned.

“The preliminary results from testing the bulk x-ray machine are extremely encouraging: diamond recoveries have exceeded expectations and we are increasingly optimistic that this technology will provide a more efficient alternative to the traditional pan plants used by Rockwell until now,” commented Campbell. “Once the proof of concept has been fully tested, it is our intention to deploy the technology into our new projects located along the Middle Orange River to ensure efficient recovery of the large gem quality diamonds for which the region is known. The immediate priority will be to use this new capability to bulk sample the Jasper property and thus for the first time be able to declare a resource based on more efficient recovery technology.”

Campbell concluded that: “The combination of the fit for purpose in-field screen and the bulk x-ray technology embodies our diamond value management principles. It will provide Rockwell with a blue print for the development of our pipeline of high potential projects in the Middle Orange River region. Our updated pre-feasibility at Wouterspan, scheduled for completion this year, will be based on a combination of these diamond winning technologies.”

“The completion of these two important projects is another strategic milestone for the new Rockwell management team. They were the first to be approved by the Board in 2011 with the implementation being integral to the Company’s turnaround,” said Mark Bristow, Chairman, Rockwell. “The successful implementation demonstrates the team’s ability to deliver and reinforces our belief that Rockwell is on track to unlocking the full potential of its Middle Orange River projects and sustainably increasing its production profile.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond production company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.